UNITY HOLDINGS, INC. AND SUBSIDIARY CONSOLIDATED FINANCIAL REPORT DECEMBER 31, 2005

April 14, 2006

Dear Valued Shareholder:

I am pleased to report to you the results of the year ended December 31, 2005.  The past year was one of great growth and expansion for Unity Holdings, Inc.  Profits continue to remain strong and in line with our historical record of successful performance.

Unity National Bank (the "Bank"), our wholly owned subsidiary, continued its track record of exceptional performance.  Our track record indicates that our highly competitive markets favor a people-oriented style of banking.  The following graph presents our five-year history of growth.

(The graph depicts the following information)

	2001	2002	2003	2004	2005
Total Assets	111,672	130,937	159,849	199,461	233,334

For 2005, our asset growth was fueled by $28.2 million increase in loans and a $21.9 million increase in deposits.  Our mix of loan and deposit products has been well received in our markets.  We have assembled a staff that delivers these products with a personal touch.  Our knowledge base at the Bank allows us to support these products well, tailoring the products to the customer's wishes.

Our strategy of high growth keeps our loan volumes ahead of deposit volumes, but our funding mix continues to shift to non-maturity deposits that carry lower costs.  Our aggressive yet high quality growth allows us to fully leverage our capital base, which is represented below.

(The graph depicts the following information)

	2001	2002	2003	2004	2005
Stockholders' Equity	8,313	11,944	13,213	14,883	16,592

Net income of $1.96 million for 2005 was an increase of 21.9% over the $1.61 million posted in 2004.  Our growth and leverage strategies continue to post returns for the shareholder.  While stockholders' equity has grown significantly each year, our return on equity has seen substantial growth as well, almost doubling in five years.

(The graph depicts the following information)

	2001	2002	2003	2004	2005
Return on Average Equity (%)	6.39	8.63	10.89	11.32	12.47

Continued gains in profits means further increases in the stock's book value.  The Board of Directors is committed to the consistent increase in your stock's value.  Because of this dedication, the Company has recently completed its first stock buy-back program, where original investors had the opportunity to realize a 260% return on their investment.

(The graph depicts the following information)

	2001	2002	2003	2004	2005
Book Value Per Share	10.74	10.77	12.38	14.05	15.52

I invite you to review the Selected Financial Data page of this report for more details on our performance over the last five years.  Your active participation in the ongoing history of Unity Holdings, Inc. is always encouraged.  We urge you to bank with us and meet our friendly, experienced staff.  The Board, staff, and I stand ready to serve your shareholder and banking needs.  Please make plans to attend the Annual Meeting of ShareholderS on May 17, 2006.

Sincerely,

MICHAEL L. MCPHERSON
Michael L. McPherson,
President & CEO

LOCATIONS
MAIN OFFICE 950 Joe Frank Harris Parkway Cartersville, GA 30121	ADAIRSVILLE 7450 Adairsville Highway, NW Adairsville, GA 30103	ROME 42 Three Rivers Drive Rome, GA 30161
HENDERSON DRIVE 601 Henderson Drive Cartersville, GA 30120	CALHOUN 150 W.C. Bryant Parkway Calhoun, GA 30701 (Opening Summer 2006)	CALHOUN - TEMPORARY LOCATION 317 Richardson Road Calhoun, GA 30701
OPERATIONS CENTER 34 Center Road Cartersville, GA 30121

DIRECTORS
JERRY W. BRADEN Chairman	KENNETH R. BISHOP	DONALD D. GEORGE	JOHN S. LEWIS
SAM R. McCLESKEY	MICHAEL L. MCPHERSON	STEPHEN A. TAYLOR	B. DON TEMPLES

EXECUTIVE OFFICERS
MICHAEL L. MCPHERSON President and Chief Executive Officer
W. STEWART GRIGGS Executive Vice President Senior Loan Officer		ELI D. MULLIS Senior Vice President Chief Financial Officer

OFFICERS
KIMBERLY ABERNATHY Vice President Human Resources	MICHELLE BAILEY Vice President Loan Operations	MARTHA DARBY Vice President Loan Officer, Calhoun	JOHN GRAHAM Vice President Rome Senior Officer
RICK KOLLHOFF Vice President Henderson Drive Senior Officer	CONNIE MITCHELL-WHITE Vice President Retail Division Officer	MICHAEL SMITH Vice President Adairsville Senior Officer	STANLEY TAYLOR Vice President Calhoun Senior Officer
DONA WISNOM Vice President Loan Officer, Cartersville

BRANDON ADAMS Financial Reporting and Compliance Officer	TERESA BROWN Retail Banking Officer Cartersville	JOE LYNCH Collections Officer	CHRISTIE McLAUGHLIN Deposit Operations Officer
BRYAN SHEALY Loan Officer, Adairsville	JEFF STARKE Technology Officer	HAZEL D. TEMPLES BSA Officer	JOE TWYMAN Loan Officer, Rome

UNITY HOLDINGS, INC.

AND SUBSIDIARY

CONSOLIDATED FINANCIAL REPORT

DECEMBER 31, 2005

table of contents

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Consolidated balance sheets	2
Consolidated statements of income	3
Consolidated statements of comprehensive income	4
Consolidated statements of stockholders' equity	5
Consolidated statements of cash flows	6
Notes to consolidated financial statements	7-28
Selected Financial Data	29
Management's Discussion and Analysis of Financial Condition and Results of Operations	30-44

MAULDIN & JENKINS

Certified Public Accountants, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Unity Holdings, Inc.

Cartersville, Georgia

We have audited the accompanying consolidated balance sheets of Unity Holdings, Inc. and subsidiary as of December 31, 2005 and 2004, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States.)  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Unity Holdings, Inc. and subsidiary as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

MAULDIN & JENKINS, LLC

Birmingham, Alabama

February 3, 2006

2000 SOUTHBRIDGE PARKWAY, SUITE 501 - BIRMINGHAM, AL 35209 - 205-445-2880 - FAX 205-445-2940 - www.mjcpa.com
MEMBERS OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

UNITY HOLDINGS, INC.
AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2005 AND 2004

	2005	2004
Assets
Cash and due from banks	$3,765,256	$2,817,241
Interest-bearing deposits in banks	132,082	132,253
Federal funds sold	725,000	3,668,000
Securities available-for-sale	18,879,777	13,781,608
Restricted equity securities, at cost	2,265,078	1,705,809
Loans	195,599,390	167,332,895
Less allowance for loan losses	2,445,221	2,258,994
Loans, net	193,154,169	165,073,901
Premises and equipment	9,402,200	8,090,849
Other assets	5,010,711	4,191,094
TOTAL ASSETS	$233,334,273	$199,460,755

Liabilities, Redeemable Common Stock and Stockholders' Equity
Deposits
Noninterest-bearing	$14,133,868	$12,900,310
Interest-bearing	169,185,085	148,509,303
Total deposits	183,318,953	161,409,613
Other borrowings	29,250,000	19,150,000
Guaranteed subordinated debentures	3,093,000	3,093,000
Other liabilities	973,653	843,220
TOTAL LIABILITIES	216,635,606	184,495,833

Commitments and contingencies

Redeemable common stock held by KSOP	106,548	81,960

Stockholders' equity
Preferred stock, par value $.01; 10,000,000 shares
authorized; none issued
Common stock, par value $.01; 10,000,000 shares authorized;
1,014,510 and 1,013,510 issued and outstanding, respectively	10,145	10,135
Capital surplus	10,847,421	10,837,431
Retained earnings	5,897,630	3,958,780
Accumulated other comprehensive income (loss)	(163,077)	76,616
Total stockholders' equity	16,592,119	14,882,962
TOTAL LIABILITIES, REDEEMABLE COMMON STOCK
AND STOCKHOLDERS' EQUITY	$233,334,273	$199,460,755

See Notes to Consolidated Financial Statements.

UNITY HOLDINGS , INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Interest income
Loans	$13,448,376	$10,320,508
Taxable securities	653,784	339,243
Nontaxable securities	258,932	255,753
Federal funds sold	67,802	30,770
Interest-bearing deposits in banks	6,582	2,821
Total interest income	14,435,476	10,949,095

Interest expense
Deposits	5,228,555	3,432,255
Borrowings	885,595	497,876
Total interest expense	6,114,150	3,930,131

Net interest income	8,321,326	7,018,964
Provision for loan losses	220,928	732,380
Net interest income after provision for loan losses	8,100,398	6,286,584

Other income
Service charges on deposit accounts	761,132	709,702
Mortgage loan fees	373,211	287,952
Gain on sale of securities available-for-sale	4,921	-
Other operating income	156,504	92,527
Total other income	1,295,768	1,090,181

Other expenses
Salaries and employee benefits	3,324,719	2,554,721
Equipment and occupancy expenses	898,955	689,361
Other operating expenses	2,255,134	1,749,308
Total other expenses	6,478,808	4,993,390

Income before income taxes	2,917,358	2,383,375
Income tax expense	953,919	772,888
NET INCOME	$1,963,439	$1,610,487

Basic earnings per share	$1.94	$1.59
Diluted earnings per share	$1.74	$1.45

See Notes to Consolidated Financial Statements.

UNITY HOLDINGS, INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004

Net income	$1,963,439	$1,610,487

Other comprehensive income (loss):
Unrealized holding gains (losses) on securities available-for-sale:

Unrealized holding gains (losses) on securities arising during period,
net of tax (benefit) of ($121,805) and $39,075, respectively	(236,445)	76,619

Reclassification adjustment for gains realized in net income,
net of tax of $1,673 and $0, respectively	(3,248)	-

Other comprehensive income (loss)	(239,693)	76,619

Comprehensive income	$1,723,746	$1,687,106

See Notes to Consolidated Financial Statements.

UNITY HOLDINGS, INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2005 AND 2004

					Accumulated
					Other	Total
	Common Stock		Capital	Retained	Comprehensive	Stockholders'
	Shares	Par Value	Surplus	Earnings	Income	Equity

Balance, December 31, 2003	$1,013,510	$10,135	$10,837,431	$2,356,489	$8,749	$13,212,804
Net income	-	-	-	1,610,487	-	1,610,487
Adjustment for shares owned
by KSOP	-	-	-	(8,196)	-	(8,196)
Other comprehensive income	-	-	-	-	67,867	67,867
Balance, December 31, 2004	1,013,510	10,135	10,837,431	3,958,780	76,616	14,882,962
Net income	-	-	-	1,963,439	-	1,963,439
Exercise of stock options	1,000	10	9,990	-	-	10,000
Adjustment for shares owned
by KSOP	-	-	-	(24,589)	-	(24,589)
Other comprehensive loss	-	-	-	-	(239,693)	(239,693)
Balance, December 31, 2005	$1,014,510	$10,145	$10,847,421	$5,897,630	$(163,077)	$16,592,119

See Notes to Consolidated Financial Statements.

UNITY HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(Unaudited)
	2005	2004
OPERATING ACTIVITIES
Net income	$1,963,439	$1,610,487
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation	446,920	307,264
Provision for loan losses	220,928	732,380
Deferred income taxes	(162,018)	(114,140)
Gain on sale of securities available-for-sale	(4,921)	-
Increase in interest receivable	(437,830)	(175,513)
Decrease in interest payable	(48,349)	(76,924)
Net other operating activities	194,690	404,857
Net cash provided by operating activities	2,172,859	2,688,411

INVESTING ACTIVITIES
Net (increase) decrease in interest-bearing deposits in banks	171	(73,013)
Purchases of securities available-for-sale	(11,259,134)	(5,499,848)
Proceeds from sales of securities available-for-sale	5,007,964	-
Proceeds from maturities\calls of securities available-for-sale	842,149	2,582,240
Redemption of restricted equity-based securities	135,000	702,500
Purchases of restricted equity securities	(694,269)	(1,108,200)
Net (increase) decrease in federal funds sold	2,943,000	(3,668,000)
Net increase in loans	(28,398,861)	(29,079,620)
Purchase of cash surrender value life insurance	(61,933)	(1,200,000)
Purchase of premises and equipment	(1,758,271)	(3,405,339)
Net cash used in investing activities	(33,244,184)	(40,749,280)

FINANCING ACTIVITIES
Net increase in deposits	21,909,340	31,939,466
Net increase (decrease) in Fed funds purchased	-	(2,100,000)
Proceeds from other borrowings	23,000,000	13,000,000
Repayments of other borrowings	(12,900,000)	(4,859,000)
Proceeds from exercise of stock options	10,000	-
Net cash provided by financing activities	32,019,340	37,980,466

Net increase (decrease) in cash and due from banks	948,015	(80,403)
Cash and due from banks at beginning of period	2,817,241	2,897,644
Cash and due from banks at end of period	$3,765,256	$2,817,241

SUPPLEMENTAL DISCLOSURES
Cash paid during the period for:
Interest	$6,162,499	$4,007,055
Income taxes	$1,107,660	$954,529

NONCASH TRANSACTIONS
Loans transferred to other real estate owned	$132,366	$787,845

See Notes to Consolidated Financial Statements.

7

UNITY HOLDINGS, INC.

AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Unity Holdings, Inc. (the "Company") is a bank holding company whose business is conducted by its wholly-owned subsidiary, Unity National Bank (the "Bank").  The Bank is a commercial bank headquartered in Cartersville, Bartow County, Georgia with offices in Adairsville, Bartow County, Georgia and Rome, Floyd County, Georgia and a loan production office in Calhoun, Gordon County, Georgia.  The Bank provides a full range of banking services in its primary market areas.

Basis of Presentation and Accounting Estimates

The consolidated financial statements include the accounts of the Company and its subsidiary. Significant intercompany transactions and balances have been eliminated in consolidation.

In preparing the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, deferred tax assets, valuation of foreclosed assets and contingent assets and liabilities.  The determination of the adequacy of the allowance for loan losses is based on estimates that are susceptible to significant changes in the economic environment and market conditions.  In connection with the determination of the estimated losses on loans and foreclosed assets, management obtains independent appraisals for significant collateral.

Cash, Due From Banks and Cash Flows

For purposes of reporting cash flows, cash and due from banks includes cash on hand, cash items in process of collection and amounts due from banks.  Cash flows from loans, federal funds sold, interest-bearing deposits in banks, deposits, and federal funds purchased are reported net.

The Bank is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank, based on a percentage of deposits.  The total of those reserve balances was approximately $571,000 and $594,000 at December 31, 2005 and 2004, respectively.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as held-to-maturity and recorded at amortized cost.  Debt securities not classified as held-to-maturity are classified as available-for-sale and recorded at fair value with unrealized gains and losses excluded from earnings and reported in other comprehensive income net of the related deferred tax effect.  Equity securities, including restricted stock, without a readily determinable fair value are recorded at cost.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities (Continued)

Purchased premiums and discounts are recognized in interest income using the interest method over the terms of the securities.  Gains and losses on the sale of securities are determined using the specific identification method.  Declines in the fair value of securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.  In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans

Loans are reported at their outstanding principal balances less net deferred loan fees and the allowance for loan losses.  Interest income is accrued on the outstanding principal balance.  Nonrefundable loan fees, net of direct loan origination costs, are deferred with the net amount recognized in interest income over the life of the loans using a method which approximates a level yield.

The accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due, unless the loan is well-secured.  All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income, unless management believes that the accrued interest is recoverable through the liquidation of collateral.  Interest income on nonaccrual loans is recognized on the cost-recovery method, until the loans are returned to accrual status.  Loans are returned to accrual status when all the principal and interest amounts are brought current and future payments are reasonably assured.

A loan is considered impaired when it is probable, based on current information and events, the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement.  Impaired loans are measured by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.  The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.  Interest on accruing impaired loans is recognized as long as such loans do not meet the criteria for nonaccrual status.

Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses charged to expense.  Loan losses are charged against the allowance when management believes the collectibility of the principal is unlikely.  Subsequent recoveries are credited to the allowance.

The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio, based on an evaluation of the collectibility of existing loans and prior loss experience.  This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, concentrations and current economic conditions that may affect the borrower's ability to pay.  This evaluation does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions.  While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are any significant changes in economic conditions.  In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses, and may require the Company to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Premises and Equipment

Land is carried at cost.  Premises and equipment are carried at cost less accumulated depreciation.  Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets.  Estimated useful lives for premises and equipment are three years to forty years.

Other Real Estate Owned

Other real estate owned represents properties acquired through foreclosure.  Other real estate owned is held for sale and is carried at the lower of cost or fair value less estimated costs to sell.  Any write-down to fair value at the time of transfer to other real estate owned is charged to the allowance for loan losses.  Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.  The Company had $132,366 and $247,383 of other real estate owned at December 31, 2005 and 2004, respectively.

Stock Compensation Plans

At December 31, 2005, the Company has two stock-based employee compensation plans, which are described more fully in Note 8.  The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations.  No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying stock on the date of grant.  The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	Years Ended December 31,
	2005	2004

Net income, as reported	$1,963,439	$1,610,487
Deduct: Total stock-based employee compensation
Expense determined under fair value based
method for all awards	(46,377)	(53,969)
Pro forma net income	$1,917,062	$1,556,518

Earnings per share:
Basic - as reported	$1.94	$1.59
Basic - pro forma	1.89	1.54
Diluted - as reported	1.74	1.45
Diluted - pro forma	$1.70	$1.40

Earnings Per Share

Basic earnings per share are computed by dividing net income  by the weighted average number of shares of common stock outstanding.  Diluted earnings per share are computed by dividing net income  by the sum of the weighted average number of shares of common stock outstanding and potential common shares.  Potential common shares consist of stock options and stock warrants.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income.  Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Recent Accounting Standards

In December 2004, the Financial Accounting Standards Board ("FASB") published Statement of Financial Accounting Standards No. 123 (revised 2005), Share-Based Payment ("SFAS 123(R)").  SFAS 123(R) requires that the compensation cost relating to share-based payment transactions, including grants of employee stock options, be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. FAS 123(R) covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans.  SFAS 123(R) is a replacement of SFAS Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretive guidance.

The effect of the Statement will be to require entities to measure the cost of employee services received in exchange for stock options based on the grant-date fair value of the award, and to recognize the cost over the period the employee is required to provide services for the award.  SFAS 123(R) permits entities to use any option-pricing model that meets the fair value objective in the Statement.

The Company is required to apply SFAS 123(R) as of the beginning of its first interim period that begins after December 15, 2005, which will be the quarter ending March 31, 2006.

SFAS 123(R) allows two methods for determining the effects of the transition: the modified prospective transition method and the modified retrospective method of transition. Under the modified prospective transition method, an entity would use the fair value based accounting method for all employee awards granted, modified, or settled after the effective date. As of the effective date, compensation cost related to the nonvested portion of awards outstanding as of that date would be based on the grant-date fair value of those awards as calculated under the original provisions of SFAS No. 123; that is, an entity would not remeasure the grant-date fair value estimate of the unvested portion of awards granted prior to the effective date of SFAS 123(R). An entity will have the further option to either apply the Statement to only the quarters in the period of adoption and subsequent periods, or apply the Statement to all quarters in the fiscal year of adoption. Under the modified retrospective method of transition, an entity would revise its previously issued financial statements to recognize employee compensation cost for prior periods presented in accordance with the original provisions of SFAS No. 123. The Company will adopt the modified prospective transition method. The provisions of this statement are not expected to have a material impact on results of operations, financial position, or liquidity of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2.  SECURITIES

The amortized cost and fair value of securities are summarized as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Securities Available for Sale
December 31, 2005:
U.S. Government and agency securities	$8,992,454	$-	$(188,392)	$8,804,062
Municipal securities	5,567,954	62,539	(11,160)	5,619,333
Mortgage-backed securities	4,566,456	20	(110,094)	4,456,382
	$19,126,864	$62,559	$(309,646)	$18,879,777

December 31, 2004:
U.S. Government and agency securities	$7,223,464	$26,757	$(59,988)	$7,190,233
Municipal securities	5,963,715	148,784	(2,304)	6,110,195
Mortgage-backed securities	478,345	2,835	-	481,180
	$13,665,524	$178,376	$(62,292)	$13,781,608

Securities with a carrying value of $5,984,350 and $4,655,713 at December 31, 2005 and 2004, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

Gross gains of $36,913 and gross losses of $31,992 were realized on sales of securities available for sale for the years ended December 31, 2005.  There were no sales of securities during 2004.

The amortized cost and fair value of debt securities as of December 31, 2005 by contractual maturity are shown below.  Maturities may differ from contractual maturities of mortgage-backed securities because the mortgages underlying the securities may be called or repaid without penalty.  Therefore, these securities are not included in the maturity categories in the following summary.

	Amortized	Fair
	Cost	Value
Due from one to five years	$5,325,378	5,260,525
Due from five to ten years	1,668,392	1,643,589
Due after ten years	7,566,638	7,519,281
Mortgage-backed securities	4,566,456	4,456,382
	$19,126,864	18,879,777

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2.  SECURITIES (Continued)

Restricted equity securities consist of the following:

	2005	2004
Federal Home Loan Bank stock	$1,715,000	$1,181,200
Federal Reserve Bank stock	333,900	318,900
Other correspondent bank stock	123,178	112,709
Trust preferred securities	93,000	93,000
	$2,265,078	$1,705,809

The FASB Emerging Issues Task Force released Issue No. 03-01, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which requires disclosure of certain information about other than temporary impairments in the market value of securities.  The market value of investment securities is based on quoted market values and is significantly affected by the interest rate environment.  At December 31, 2005 and 2004, all unrealized losses in the securities portfolio were for debt securities.

The following table shows the gross unrealized losses and fair value of securities, aggregated by category and length of time that securities have been in a continuous unrealized loss position at December 31, 2005.

	Less Than Twelve Months		Twelve Months or More
	Gross		Gross
	Unrealized	Fair	Unrealized	Fair
	Losses	Value	Losses	Value
December 31, 2005:
U.S. Government and federal agencies	$66,375	$4,935,938	$122,016	$3,868,125
State and municipal securities	11,161	677,303	-	-
Mortgage-backed securities	110,094	4,452,287	-	-
Total debt securities	187,630	10,065,528	122,016	3,868,125
Equity securities	-	-	-	-
Total securities	$187,630	$10,065,528	$122,016	$3,868,125

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Less Than Twelve Months		Twelve Months or More
	Gross		Gross
	Unrealized	Fair	Unrealized	Fair
	Losses	Value	Losses	Value
December 31, 2004:
U.S. Government and federal agencies	$36,649	$3,459,219	$23,337	$972,188
State and municipal securities	2,304	271,023	-	-
Mortgage-backed securities	-	-	-	-
Total debt securities	38,953	3,730,242	23,337	972,188
Equity securities	-	-	-	-
Total securities	$38,953	$3,730,242	$23,337	$972,188

The following table shows the gross unrealized losses and fair value of securities, aggregated by category and length of time that securities have been in a continuous unrealized loss position at December 31, 2004.

NOTE 2.  SECURITIES (Continued)

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation.  Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2005 and 2004, no debt securities have unrealized losses with aggregate depreciation of 5% from the Company's amortized cost basis.  In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies occurred, and industry analysts' reports.  As management has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available for sale, no declines are deemed to be other than temporary.

NOTE 3.  LOANS

The composition of loans is summarized as follows: Changes in the allowance for loan losses are as follows:

	December 31,
	2005	2004

Commercial, financial and agricultural	$11,014,158	$16,564,965
Real estate - construction	35,407,516	26,352,755
Real estate - mortgage	142,881,136	106,870,199
Consumer, installment and other	6,695,488	17,866,421
	195,998,298	167,654,340
Net deferred loan fees	(398,908)	(321,445)
Allowance for loan losses	(2,445,221)	(2,258,994)
Loans, net	$193,154,169	$165,073,901

Changes in the allowance for loan losses are as follows:

	Years Ended December 31,
	2005	2004

Balance, beginning of year	$2,258,994	$1,866,467
Provision for loan losses	220,928	732,380
Loans charged off	(80,982)	(358,704)
Recoveries of loans previously charged off	46,281	18,851
Balance, end of year	$2,445,221	$2,258,994

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3.  LOANS (Continued)

The following is a summary of information pertaining to impaired loans:

	As of and for the Years Ended
	December 31,
	2005	2004
Impaired loans without a valuation allowance	$-	$-
Impaired loans with a valuation allowance	3,001,830	458,778
Total Impaired loans	3,001,830	458,778
Valuation allowance related to impaired loans	303,740	46,403
Average investment in impaired loans	$2,977,575	$799,651

Interest income recognized on impaired loans for cash payments received was not material for the years ended December 31, 2005 and 2004.  Loans on nonaccrual status amounted to approximately $2,964,227 and $456,577 at December 31, 2005 and 2004, respectively.  Loans past due ninety days or more and still accruing interest were approximately $38,000 and $2,000 at December 31, 2005 and 2004, respectively.

In the ordinary course of business, the Company has granted loans to certain related parties including directors, executive officers and their affiliates.  The interest rates on these loans were substantially the same as rates prevailing at the time of the transaction and repayment terms are customary for the type of loan.  Changes in related party loans for the year ended December 31, 2005 are as follows:

Balance, beginning of year	$1,797,616
Advances	1,263,770
Less repayments	1,449,817
Balance, end of year	$1,611,569

NOTE 4.  PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	December 31,
	2005	2004

Land and land improvements	$2,906,345	$3,060,384
Buildings & construction in process	6,068,166	4,592,847
Equipment	2,334,461	1,897,469
	11,308,972	9,550,700
Accumulated depreciation	(1,906,772)	(1,459,851)
	$9,402,200	$8,090,849

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company leased a temporary facility for its Rome, Georgia branch until completion of the permanent facility in late 2004.  The Company continues to lease office space in Calhoun, Georgia on an annual basis for a loan production office.  Total rental expense incurred for these leased facilities for the years ended December 31, 2005 and 2004 was $9,000 and $54,106, respectively.

In late 2005, the Company purchased a lot in Calhoun, Gordon County, Georgia for a full service banking facility.  Construction will begin in early 2006 and conclude by the third quarter of 2006.  Upon opening of the new facility, the Company will not maintain the leased space in that market.

NOTE 5.  DEPOSITS

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2005 and 2004 was $30,193,739 and $30,088,018, respectively.  The scheduled maturities of time deposits at December 31, 2005 are as follows:

2006	$40,424,308
2007	18,362,205
2008	8,262,937
2009	928,172
2010	1,690,407
$69,668,029

The Company had brokered certificates of deposit at December 31, 2005 and 2004 of $14,185,382 and $23,316,051, respectively.

NOTE 6.  OTHER BORROWINGS

Other borrowings consist of the following:

	December 31,
	2005	2004

Federal Home Loan Bank advances with interest payable at various intervals at interest rates ranging from 1.98% to to 4.44%, due at various maturity dates between December 27, 2006 and September 16, 2009.	$29,250,000	$19,150,000

Contractual maturities of other borrowings as of December 31, 2005 are as follows:

2007	8,900,000
2008	450,000
2009	13,000,000
$29,250,000

The advance is collateralized by a blanket lien on the Company's 1-4 family mortgage and home equity loans.  The loans pledged as collateral had an approximate carrying amount of $43,618,897 as of December 31, 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7.  GUARANTEED SUBORDINATED DEBENTURES

In 2003, the Company formed a wholly-owned grantor trust to issue cumulative trust preferred securities.  The grantor trust has invested the proceeds of the trust preferred securities in junior subordinated debentures of the Company.  The trust preferred securities can be redeemed prior to maturity at the option of the Company on or after December 17, 2008.  The sole assets of the guarantor trust are the Junior Subordinated Deferrable Interest Debentures of the Company (the "Debentures") held by the grantor trust.  The debentures have the same interest rate (three month LIBOR plus 2.95%, floating) as the trust preferred securities.  The Company has the right to defer interest payments on the Debentures at any time or from time to time for a period not exceeding 20 consecutive quarters provided that no extension period may extend beyond the stated maturity of the related Debentures.  During any such extension period, distributions on the trust preferred certificates would also be deferred.

Payment of periodic cash distributions and payment upon liquidation or redemption with respect to the trust preferred securities are guaranteed by the Company to the extent of funds held by the grantor trust (the "Preferred Securities Guarantee").  The Preferred Securities Guarantee, when taken together with the Company's other obligations under the Debentures, constitute a full and unconditional guarantee, on a subordinated basis, by the Company of payments due on the trust preferred securities.

The trust preferred securities and the related debentures were issued on December 18, 2003.  Distributions on the trust preferred securities are paid quarterly.  Interest on the Debentures is paid on the corresponding dates.  The aggregate principal amount of Debentures outstanding at December 31, 2005 was $3,093,000.  Certain issue costs have been deferred and recorded in other assets in the accompanying balance sheet.  The issue costs are being amortized over the initial five year period until the first call date.  The remaining outstanding balance of the unamortized issue costs at December 31, 2005 and 2004 was $43,025 and $57,773, respectively, and is included in other assets.

NOTE 8.   STOCK COMPENSATION PLANS

The Company has an incentive stock option plan and has reserved 113,942 shares of common stock for issuance to key employees and directors.  Options are granted at the fair value of the Company's common stock on the date of grant and expire ten years from the effective date of the grant.  The options vest at a rate of 20% per year.

Other pertinent information related to the options is as follows:

	Years Ended December 31,
	2005		2004
		Weighted Average		Weighted Average
	Number	Exercise Price	Number	Exercise Price
Under option, beginning of year	89,960	$13.36	84,960	$12.52
Granted	-	-	10,000	20.50
Exercised	(1,000)	10.00	-	-
Terminated	-	-	(5,000)	13.00
Under option, end of year	88,960	13.39	89,960	13.36

Exercisable, end of year	75,360	$12.49	67,910	$11.89

Weighted-average fair value of options granted during the year	$-		$7.65

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8.   STOCK COMPENSATION PLANS (Continued)

Information pertaining to options outstanding at December 31, 2005 is as follows:

	Options Outstanding			Options Exercisable
		Weighted Average Remaining	Weighted Average		Weighted Average
Range of Exercise Price	Number Outstanding	Contractual Life	Exercise Price	Number Exercisable	Exercise Price
$10 - $15	46,960	3 years	$10.10	46,760	$10.09
$16	32,000	6 years	16.00	25,600	16.00
$19 - $22	10,000	9 years	$20.00	3,000	$20.00

In 1998, the Company granted 140,000 common stock warrants to its initial directors.  The warrants are exercisable at a price of $10 per share and are fully vested.  The warrants expire ten years from date of grant and have a weighted average remaining contractual life of three years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Years Ended December 31,
	2005	2004
Dividend yield	N/A	0.00%
Expected life	N/A	10 years
Expected volatility	N/A	1.00%
Risk-free interest rate	N/A	3.60%

NOTE 9.   OTHER EMPLOYEE AND DIRECTOR BENEFIT PLANS

Employee Stock Ownership Plan

In 2002, the Company established a leveraged Employee Stock Ownership Plan with 401(k) provisions (KSOP) for the benefit of employees who meet certain eligibility requirements, subject to IRS limits.  Contributions to the KSOP are determined by the Board of Directors of the Company taking into consideration the financial condition and fiscal requirements of the Company and such other factors as the Board of Directors may deem pertinent and applicable under the circumstances.  The Company made matching contributions totaling $44,488 and $43,277 in 2005 and 2004, respectively.  The KSOP also has no debt as of December 31, 2005 and December 31, 2004.  The KSOP owned 4,098 shares of the Company's common stock as of December 31, 2005 and 2004, which were purchased solely from employee contributions to the KSOP.

In accordance with the KSOP, the Company is expected to honor the rights of certain participants to diversify their account balances or to liquidate their ownership of the common stock in the event of termination.  The purchase price of the common stock would be based on the fair market value of the Company's common stock as of the annual valuation date, which precedes the date the put option is exercised.  No participant has exercised these rights since the inception of the KSOP.  However, since the redemption of common stock is outside the control of the Company, the Company's maximum cash obligation based on the approximate market prices of common stock as of the reporting date has been presented outside stockholders' equity.  The amount presented as redeemable common stock held by the KSOP in the consolidated balance sheet represents the Company's maximum cash obligation and has been reflected as a reduction of retained earnings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9.   OTHER EMPLOYEE AND DIRECTOR BENEFIT PLANS (Continued)

Deferred Compensation Plan

In 2002, the Company established a deferred compensation plan providing for death and retirement benefits for its directors.  The estimated amounts to be paid under the compensation plan are being offset by the earnings of life insurance policies on the directors.  The balance of the director policy surrender values included in other assets amounted to $316,599 and $192,051 at December 31, 2005 and 2004, respectively.  Expense recognized on these director policies amounted to $7,384 and $3,949 for the years ended December 31, 2005 and 2004, respectively.  The balance of deferred compensation included in other liabilities at December 31, 2005 and December 31, 2004 amounted to $244,883 and $87,721, respectively.  Expense recognized for deferred compensation amounted to $157,162 and $38,185 for the years ended December 31, 2005 and 2004, respectively.

In December 2004, the Company established a deferred compensation plan providing for death and retirement benefits for certain officers.  The estimated amounts to be paid under the compensation plan are being funded through the purchase of life insurance policies on the officers.  The balance of the policy surrender values included in other assets amounted to $1,246,963 and $1,200,000 at December 31, 2005 and 2004.  The balance of deferred compensation included in other liabilities amounted to $57,644 and $4,380 at December 31, 2005 and 2004.  Expense recognized for deferred compensation amounted to 53,264 and $4,380 for the years ended December 31, 2005 and 2004.

NOTE 10.  INCOME TAXES

Income tax expense consists of the following:

	Years Ended December 31,
	2005	2004

Current	$1,115,937	$887,027
Deferred	(162,018)	(114,140)
Income tax expense	$953,919	$772,888

The Company's income tax expense differs from the amounts computed by applying the federal income tax statutory rates to income before income taxes.  A reconciliation of the differences is as follows:

	Years Ended December 31,
	2005	2004

Income taxes at statutory rate	$991,902	$815,946
Tax-free income	(93,464)	(89,921)
State tax expense	53,298	47,294
Other items	2,183	(431)
Income tax expense	$953,919	$772,888

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10.  INCOME TAXES (Continued)

The components of deferred income taxes are as follows:

	December 31,
	2005	2004
Deferred tax assets:
Loan loss reserves	$842,826	$768,366
Loan fees	150,531	121,301
Deferred compensation	114,161	33,102
Nonaccrual loan interest	26,466	24,646
Securities available-for-sale	84,010	-
	1,217,994	947,415
Deferred tax liabilities:
Depreciation	173,190	148,720
Securities available-for-sale	-	39,468
	173,190	188,188

Net deferred tax assets	$1,044,804	$759,227

NOTE 11.  EARNINGS PER SHARE

Presented below is a summary of the components used to calculate basic and diluted earnings per common share.

	Years Ended December 31,
	2005	2004
Basic Earnings Per Share:
Weighted average common shares outstanding	1,014,154	1,013,510

Net income	$1,963,439	$1,610,487
Basic earnings per share	$1.94	$1.59

Diluted Earnings Per Share:
Weighted average common shares outstanding	1,014,154	1,013,510
Net effect of the assumed exercise of stock options and warrants based on the treasury stock method using average market prices for the year	116,300	99,867
Total weighted average common shares and common stock equivalents outstanding	1,130,454	1,113,377

Net income	$1,963,439	$1,610,487
Diluted earnings per share	$1.74	$1.45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12.  COMMITMENTS AND CONTINGENCIES

Loan Commitments

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers.  These financial instruments include commitments to extend credit and letters of credit.  Such commitments involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheets.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments.  The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.  A summary of the Company's commitments is as follows:

	December 31,
	2005	2004

Commitments to extend credit	$41,862,000	$19,564,000
Letters of credit	179,000	201,000
	$42,041,000	$19,765,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party.  Those letters of credit are primarily issued to support public and private borrowing arrangements.  The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.  Collateral is required in instances which the Company deems necessary.

At December 31, 2005 and 2004, the carrying amount of liabilities related to the Company's obligation to perform under financial standby letters of credit was insignificant.  The Company has not been required to perform on any financial standby letters of credit, and the Company has not incurred any losses on financial standby letters of credit for the years ended December 31, 2005 and 2004.

Other Commitments

As of December 31, 2005, the Company had no commitments to construct additional banking offices.  The Company does intend to build a full service office in Calhoun, Georgia.  However, no construction commitments were finalized at year end.  Construction will commence in early 2006 with completion expected to be in mid-2006.  During this period, the Company will enter into the normal construction commitments.

Contingencies

In the normal course of business, the Company is involved in various legal proceedings.  The Company is also involved in other non-recurring legal matters, the ultimate outcome of which has not been determined.  In the opinion of management, any liability resulting from such proceedings would not have a material effect on the Company's financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13.   CONCENTRATIONS OF CREDIT

The Company originates primarily commercial, residential, and consumer loans to customers in Bartow County and surrounding counties.  The ability of the majority of the Company's customers to honor their contractual loan obligations is dependent on the economy in these areas.

Approximately 90% percent of the Company's loan portfolio is concentrated in loans secured by real estate, of which a substantial portion is secured by real estate in the Company's primary market area.  Accordingly, the ultimate collectibility of the loan portfolio is susceptible to changes in market conditions in the Company's primary market area.  The other significant concentrations of credit by type of loan are set forth in Note 3.

The Company, as a matter of policy, does not generally extend credit to any single borrower or group of related borrowers in excess of 15% of the Bank's capital and surplus as defined by the Office of the Comptroller of the Currency (the "OCC"), or approximately $2,991,000.  Because of the Company's capital strength, the Company qualifies for the OCC's pilot lending program, which increases the lending limit to approximately $4,985,000.

NOTE 14.  REGULATORY MATTERS

The Bank is subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval.  At December 31, 2005, dividends of $5,193,000 could be declared without regulatory approval.

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies.  Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices.  Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.  Prompt corrective provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios of Total and Tier I capital to risk-weighted assets, as defined, and of Tier I capital to average assets, as defined.  Management believes, as of December 31, 2005 and 2004, the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2005, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action.  To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table.  There are no conditions or events since that notification that management believes have changed the Bank's category.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14.  REGULATORY MATTERS (Continued)

The Company and Bank's actual capital amounts and ratios are presented in the following table:

			For		To Be Well Capitalized
			Capital Adequacy		Under Prompt Corrective
	Actual		Purposes		Action Provisions
December 31, 2005: (Dollars in '000s)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital to Risk Weighted Assets:
Consolidated	$22,265	11.58%	$15,382	8.00%	N/A	N/A
Bank	$19,897	10.36%	$15,371	8.00%	$19,214	10.00%
Tier I Capital to Risk Weighted Assets:
Consolidated	$19,861	10.33%	$7,691	4.00%	N/A	N/A
Bank	$17,495	9.11%	$7,686	4.00%	$11,529	6.00%
Tier I Capital to Average Assets:
Consolidated	$19,861	8.55%	$9,288	4.00%	N/A	N/A
Bank	$17,495	7.58%	$9,233	4.00%	$11,541	5.00%
			For		To Be Well Capitalized
			Capital Adequacy		Under Prompt Corrective
	Actual		Purposes		Action Provisions
December 31, 2004: (Dollars in '000s)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital to Risk Weighted Assets:
Consolidated	$20,015	11.77%	$13,604	8.00%	N/A	N/A
Bank	$17,520	10.31%	$1,392	8.00%	$16,990	10.00%
Tier I Capital to Risk Weighted Assets:
Consolidated	$17,888	10.52%	$6,802	4.00%	N/A	N/A
Bank	$15,395	9.06%	$6,796	4.00%	$10,194	6.00%
Tier I Capital to Average Assets:
Consolidated	$17,888	9.22%	$7,759	4.00%	N/A	N/A
Bank	$15,395	7.93%	$7,764	4.00%	$9,705	5.00%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15.   FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation.  Fair value is best determined based upon quoted market prices.  However, in many instances, there are no quoted market prices for the Company's various financial instruments.  In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.  Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.  Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.  SFAS No. 107, Disclosures about Fair Values of Financial Instruments, excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.  Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

Cash, Due From Banks, Interest-bearing Deposits in Banks and Federal Funds Sold:  The carrying amounts of cash, due from banks, interest-bearing deposits in banks and federal funds sold approximate fair values.

Securities:  Fair values for securities are based on available quoted market prices.  The carrying values of restricted equity securities with no readily determinable fair value approximate fair values.

Loans:  For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values.  For other loans, the fair values are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality.  Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Bank Owned Life Insurance:  The carrying amounts of bank owned life insurance approximates their fair values.

Deposits:  The carrying amounts of demand deposits, savings deposits, and variable-rate certificates of deposit approximate their fair values.  Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Other Borrowings and Guaranteed Subordinated Debentures:  The carrying amounts of variable-rate other borrowings, guaranteed subordinated debentures and federal funds purchased approximate their fair values.  Fair values for fixed-rate other borrowings are estimated using a discounted cash flow calculation that applies interest rates currently being offered on other borrowings with similar terms.

Accrued Interest:  The carrying amounts of accrued interest approximate their fair values.

Off-Balance Sheet Instruments:  Fair values of the Company's off-balance sheet financial instruments are based on fees currently charged to enter into similar agreements.  Since the majority of the Company's off-balance sheet instruments consist of nonfee-producing, variable-rate commitments, the Company has determined they do not have a distinguishable fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15.   FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The carrying amounts and estimated fair values of the Company's financial instruments were as follows:

	December 31, 2005		December 31, 2004
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	(Dollars in Thousands)
Financial assets:
Cash, due from banks, interest-bearing deposits in banks, and federal funds sold	$4,622	$4,622	$6,617	$6,617
Securities available-for-sale	18,880	18,880	13,782	13,782
Restricted equity securities	2,265	2,265	1,706	1,706
Loans	193,154	187,694	165,074	165,422
Bank owned life insurance	2,244	2,244	2,055	2,055
Accrued interest receivable	1,352	1,352	914	914

Financial liabilities:
Deposits	183,319	182,434	161,410	162,320
Borrowings	29,250	28,287	19,150	18,800
Guaranteed subordinated debentures	3,093	3,093	3,093	3,093
Accrued interest payable	272	272	318	318

NOTE 16.  SUPPLEMENTAL FINANCIAL DATA

Components of other operating expenses in excess of 1% of total revenue are as follows:

	Years Ended December 31,
	2005	2004

Data Processing	$480,049	$410,491
Advertising	233,833	202,795

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17.  PARENT COMPANY FINANCIAL INFORMATION

The following information presents the condensed balance sheets, statements of income and cash flows of Unity Holdings, Inc. as of and for the years ended December 31, 2005 and 2004:

	2005	2004
Assets
Cash	$2,246,779	$2,376,586
Investment in subsidiary	17,332,855	15,471,201
Restricted equity securities, at cost	93,000	93,000
Other assets	126,606	123,602
Total assets	$19,799,240	$18,064,389

Liabilities, Redeemable Common Stock and Stockholders' Equity
Miscellaneous liabilities	$7,573	$6,467
Redeemable common stock held by KSOP	106,548	81,960
Subordinated debentures	3,093,000	3,093,000
Stockholders' equity	16,592,119	14,882,962
Total redeemable common stock and stockholders' equity	$19,799,240	$18,064,389

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17.  PARENT COMPANY FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF INCOME

	2005	2004
Income
Interest income on investments	$5,843	$4,143
Total Income	5,843	4,143

Expenses
Interest expense on subordinated debentures	210,168	158,994
Noninterest expense	17,165	19,597
Total Expenses	227,333	178,591

Loss before income tax benefits and equity in undistributed income of subsidiary	(221,490)	(174,448)
Income tax benefits	(83,581)	(65,829)
Loss before equity in undistributed income of subsidiary	(137,909)	(108,619)
Equity in undistributed income of subsidiary	2,101,348	1,719,106
Net income	$1,963,439	$1,610,487

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17.  PARENT COMPANY FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2005	2004
OPERATING ACTIVITIES
Net income	$1,963,439	$1,610,487
Adjustments to reconcile net income to net cash
used in operating activities:
Equity in undistributed income of subsidiary	(2,101,348)	(1,719,106)
Net other operating activities	8,102	(29,836)
Net cash used in operating activities	(129,807)	(138,455)

INVESTING ACTIVITIES
Investment in subsidiary	-	(500,000)
Purchases of restricted equity securities	-	-
Net cash used in investing activities	-	(500,000)

Net decrease in cash	(129,807)	(638,455)
Cash at beginning of year	2,376,586	3,015,041
Cash at end of year	$2,246,779	$2,376,586

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

UNITY HOLDINGS, INC.
SELECTED FINANCIAL DATA

(Dollars in 000s)	2005	2004	2003	2002	2001
STATEMENT OF CONDITION
Assets:
Cash & Due From Banks	3,765	2,817	2,898	3,574	2,421
Federal Funds Sold \ Int. Earning Deps	857	3,800	59	873	2,665
Investment Securities	21,145	15,488	12,281	13,124	12,487
Gross Loans	195,599	167,333	138,257	107,854	88,072
Loan Loss Provision	2,445	2,259	1,866	1,471	1,196
Net Loans	193,154	165,074	136,391	106,383	86,876
Fixed Assets	9,402	8,091	4,993	5,102	5,344
Other Assets	5,011	4,191	3,227	1,881	1,879
TOTAL ASSETS	233,334	199,461	159,849	130,937	111,672
Liabilities & Capital:
Total Deposits	183,319	161,410	129,470	117,971	102,292
FHLB & Other Borrowings	29,250	19,150	13,109	0	0
Guaranteed subordinated debentures	3,093	3,093	3,093	0	0
Other Liabilties	974	843	890	958	1,067
TOTAL LIABILITIES	216,636	184,496	146,562	118,929	103,359
Redeemable KSOP shares	106	82	74	66	0
Capital	16,592	14,883	13,213	11,944	8,313
TOTAL LIAB. & CAPITAL	233,334	199,461	159,849	130,939	111,672

INCOME STATEMENT
Interest Income	14,435	10,949	9,449	8,467	8,018
Interest Expense	6,114	3,930	3,474	3,766	4,290
Net Interest Income	8,321	7,019	5,975	4,701	3,728
Provision for Loan Losses	221	732	495	529	413
Net Int Income after LL Prov	8,100	6,287	5,480	4,172	3,315
Noninterest Income	1,296	1,090	1,070	1,071	708
Noninterest Expense	6,479	4,993	4,515	3,968	3,369
Income Before Taxes	2,917	2,384	2,035	1,275	654
Income Tax Expense	954	773	673	442	78
DIRECT NET INCOME	1,963	1,611	1,362	833	576

AVERAGE BALANCES
Gross Loans	178,667	150,704	122,142	97,565	73,967
Earning Assets	202,736	166,420	137,259	111,978	88,186
Assets	217,312	175,840	137,134	111,907	88,124
Deposits	175,995	141,075	123,628	109,484	87,386
Borrowings & Trups	23,848	19,284	8,965	464	28
Stockholders Equity	15,738	14,235	12,512	9,648	9,016

Weighted Avg Shares (undiluted)	1,014,154	1,013,510	1,010,719	896,086	839,211

KEY RATIOS
Return on Average Assets	0.90	0.92	0.99	0.74	0.65
Return on Average Equity	12.47	11.32	10.89	8.63	6.39
Dividend Payout Ratio	0.00	0.00	0.00	0.00	0.00
Net Interest Margin	4.10	4.22	4.35	4.20	4.23
Equity To Assets	7.11	7.46	8.27	9.12	7.44
Earnings Per Share (undiluted)	1.94	1.59	1.35	0.93	0.69
Average Book Value per Share	15.52	14.05	12.38	10.77	10.74

Management's Discussion and Analysis

Of Financial Condition and Results of Operations

The following is a discussion of our financial condition and the financial condition of our bank subsidiary, Unity National Bank, at December 31, 2005 and 2004 and the results of operations f or the years then ended. The purpose of this discussion is to focus on information about our financial condition and results of operations that are not otherwise apparent from our audited consolidated financial statements.  Reference should be made to those statements and the selected financial data presented elsewhere in this report for an understanding of the following discussion and analysis.

Forward-Looking Statements

We may from time to time make written or oral forward-looking statements, including statements contained in filings with the Securities and Exchange Commission and our reports to stockholders.  Statements made in this report, other than those concerning historical information, should be considered forward-looking and subject to various risks and uncertainties.  Forward-looking statements are made based upon management's belief as well as assumptions made by, and information currently available to, management pursuant to "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.  Our actual results may differ materially from the results anticipated in forward-looking statements due to a variety of factors, including governmental monetary and fiscal policies, deposit levels, loan demand, loan collateral values, securities portfolio values, interest rate risk management, the effects of competition in the banking business from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market funds and other financial institutions operating in our market area and elsewhere, including institutions operating through the Internet, changes in governmental regulation relating to the banking industry, including regulations relating to branching and acquisitions, failure of assumptions underlying the establishment of reserves for loan losses, including the value of collateral underlying delinquent loans and other factors.  We caution that these factors are not exclusive.  We do not undertake to update any forward-looking statement that may be made from time to time by us, or on our behalf.

Critical Accounting Policies

We have adopted various accounting policies which govern the application of accounting principles generally accepted in the United States of America in the preparation of our financial statements.  Our significant accounting policies are described in the footnotes to the consolidated financial statements at December 31, 2005.

Certain accounting policies involve significant judgments and assumptions by us which have a material impact on the carrying value of certain assets and liabilities.  We consider these accounting policies to be critical accounting policies.  The judgments and assumptions we use are based on historical experience and other factors, which we believe to be reasonable under the circumstances.  Because of the nature of the judgments and assumptions we make, actual results could differ from these judgments and estimates which could have a material impact on our carrying values of assets and liabilities and our results of operations.

We believe the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of our consolidated financial statements.  Refer to the portion of this discussion that addresses our allowance for loan losses for a description of our processes and methodology for determining our allowance for loan losses.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Our 2005 results were highlighted by reporting net income of $1,963,439.  The Company continued to leverage its equity base through strong loan and deposit growth coupled with operating expense control.

Financial Condition at December 31, 2005 and 2004

As of December 31, 2005, we had total assets of $233.3 million, an increase of 17.0% over December 31, 2004.  Total interest-earning assets were $217.6 million at December 31, 2005 or 93% of total assets as compared to 92% of total assets at December 31, 2004.  Our primary interest-earning assets at December 31, 2005 were loans, which made up 90% of total interest-earning assets in both 2005 and 2004.  Our loan to total funding ratio was 92% at December 31, 2005 as compared to 91% at December 31, 2004.  Increased funding levels from deposit growth of $21.9 million and borrowings of $10.1 million were used primarily to fund loan growth of $28.0 million and growth in investments of $5.1 million.

Our securities portfolio was $18.9 million at December 31, 2005, compared to $13.8 million at December 31, 2004.  Funds in excess of the loan portfolio are generally used to purchase investments to acquire an acceptable yield on funds.  Fixed assets increased $1.3 million in 2005 over year ending 2004 levels.  During 2005, our additional office in Cartersville - the "Henderson Drive Office" - opened upon completion in June 2005.

Liquidity and Capital Resources

The purpose of liquidity management is to ensure that there are sufficient cash flows to satisfy demands for credit, deposit withdrawals, and other needs.  Traditional sources of liquidity include asset maturities and growth in core deposits.  A company may achieve its desired liquidity objectives from the management of assets and liabilities and through funds provided by operations.  Funds invested in short-term marketable instruments and the continuous maturing of other earning assets are sources of liquidity from the asset perspective.  The liability base provides sources of liquidity through deposit growth, the maturity structure of liabilities, and accessibility to external sources of funds.

As our loan demand has continued to increase, we have increased the use of external funding sources in a manner to achieve acceptable net interest margins and to relegate interest rate risk in the balance sheet.  Federal Home Loan Bank ("FHLB") advances were $29.2 million at December 31, 2005 compared to $19.10 million at December 31, 2004.  The Bank also used FHLB advances to lock in acceptable margins when they proved more economically acceptable compared to other external funding sources.  Secondary market time deposits stood at $14.1 million at December 31, 2005 compared to $23.3 million for the same period last year.  The Company has lowered its position in the brokered market as other sources of funds proved more advantageous to net interest income.

Scheduled loan payments are a relatively stable source of funds, but loan payoffs and deposit flows fluctuate significantly, being influenced by interest rates and general economic conditions and competition.   We attempt to price our deposits to meet our asset/liability objectives consistent with local market conditions.

Our liquidity and capital resources are monitored on a periodic basis by management and Federal regulatory authorities.  As determined under guidelines established by the Asset/Liability Committee and acceptable current banking practices, our core liquidity ratio of 12.57% at December 31, 2005, was within our target range of 10% - 35%.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

At December 31, 2005, we had loan commitments outstanding of approximately $42 million.  Because these commitments generally have fixed expiration dates and many will expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.  If needed, we have the ability to borrow and purchase federal funds from other financial institutions.  At December 31, 2005, we had an arrangement with two correspondent commercial banks for short-term unsecured advances of $4.5 million each. Also in place with a correspondent commercial bank is a security repurchase agreement utilizing securities available for sale as the underlying collateral with a line of secured credit of approximately $5 million.   At December 31, 2005, we also had the ability to borrow an additional $3.2 million from the Federal Home Loan Bank.  By having this readily available credit, our secondary, or liability, liquidity ratio was 44%, substantially higher than our 20% minimum directive.

At December 31, 2005, our capital levels were adequate based on regulatory minimum capital requirements.  Our stockholders' equity increased primarily due to net income of $1,963,439.  For regulatory purposes, the net unrealized gains on securities available-for-sale are excluded in the computation of the capital ratios.

In the future, our primary source of funds available to Unity Holdings, Inc. will be the payment of dividends by the Bank.  Banking regulations limit the amount of the dividends that may be paid without prior approval of the bank's regulatory agency.  Currently, the Bank can pay $5.2 million in dividends without regulatory approval.

The minimum capital requirements to be considered "well capitalized" under prompt corrective action provisions and the actual capital ratios for us and the Bank as of December 31, 2005 are as follows:

	Actual		Regulatory
	Consolidated	Bank	Requirements
Leverage capital ratio	8.55%	7.58%	5.00%
Risk-based capital ratios:
Core capital	10.33%	9.11%	6.00%
Total capital	11.58%	10.36%	10.00%

These ratios may decline as asset growth continues, but are expected to exceed the regulatory minimum requirements.  Anticipated future earnings will keep these ratios at satisfactory levels.  We have adequate cash resources and a line of credit available at the holding company level to maintain "well-capitalized" status at the subsidiary bank.

We believe that our liquidity and capital resources are adequate and will meet our foreseeable short and long-term needs.  We anticipate that we will have sufficient funds available to meet current loan commitments and to fund or refinance, on a timely basis, our other material commitments and liabilities.

Management is not aware of any known trends, events or uncertainties, other than those discussed above, that will have or that are reasonably likely to have a material effect on our liquidity, capital resources or operations.  Management is also not aware of any current recommendations by the regulatory authorities that, if they were implemented, would have such an effect.

Effects of Inflation

The impact of inflation on banks differs from its impact on non-financial institutions.  Banks, as financial intermediaries, have assets which are primarily monetary in nature and that tend to fluctuate in concert with inflation.  A bank can reduce the impact of inflation if it can manage its rate sensitivity gap.  This gap represents the difference between rate sensitive assets and rate sensitive liabilities.  We, through our asset/liability committee, attempt to structure the assets and liabilities and manage the rate sensitivity gap, thereby seeking to minimize the potential effects of inflation.  For information on the management of our interest rate sensitive assets and liabilities, see "Asset/Liability Management".

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations For The Years Ended December 31, 2005 and 2004

Net Interest Income

Our results of operations are determined by our ability to manage interest income and expense effectively, to minimize loan and investment losses, to generate non-interest income, and to control operating expenses.  Because interest rates are determined by market forces and economic conditions, our ability to generate net interest income depends on our ability to obtain an adequate net interest spread between the rate we pay on interest-bearing liabilities and the rate we earn on interest-earning assets.

Our tax equivalent net yield on average interest-earning assets was 4.17% in 2005 as compared to 4.22% in 2004.  Average net loans increased by $28.0 million, which accounted for the majority of a $36.3 million increase in total average interest-earning assets.  Average interest-bearing liabilities increased by $39.1 million with average interest bearing demand deposits and money market deposits accounting for the vast majority of this increase.  The rate earned on average interest-earning assets increased to 7.12% in 2005 from 6.58% in 2004.  The rate paid on average interest-bearing liabilities increased to 3.26% in 2005 from 2.65% in 2004.  The rising rate environment had a positive effect on asset yields as a whole.  Concurrently, the cost of funds also increased.  We sold some investment securities to provide liquidity for loan growth rather than borrow funds at a higher cost.  The Company grew its money market and other demand deposits by $40.5 million, which carried a cost of 2.97%.  This action was favorable when compared to the other funding alternatives with significantly higher interest costs.

Provision for Loan Losses

The provision for loan losses was approximately $221,000 and $732,000 in 2005 and 2004, respectively.  The amounts provided were due primarily to the growth of the portfolio, loan loss experience, and to our assessment of the inherent risk in the portfolio.  Net charge-offs for 2005 were $35,000 as compared to $339,000 for 2004.  Management continually evaluates its loan loss reserve for adequacy.  In reviewing the historical loss percentages and current risk in the loan portfolio, Management adjusted its reserve adequacy calculation in use for 2005, which also contributed to a decrease in the loan loss provision.  The allowance for loan losses as a percentage of total loans was 1.25% at December 31, 2005 and 1.35% at December 31, 2004.

Other Income

Other income consists of service charges on deposit accounts, mortgage loan origination fees, and other miscellaneous revenues and fees.  Other income was $1,296,000 in 2005 as compared to $1,090,000 for 2004.  Mortgage loan origination income increased $85,000 for the year ended December 31, 2005 when compared to the year ended December 31, 2004.  The Company has added to its mortgage lending division, and the business unit continues to produce strong results.  Service charges on deposit accounts increased $51,000 for the year ended December 31, 2005 as compared to the same period in 2004.  Other operating income increased $64,000 for 2005 over 2004. The primary cause for this increase was the gain earned on the condemnation of a portion of our Henderson Drive property due to a road widening project by the Department of Transportation.

Other Expenses

Other expenses of $6,479,000 for 2005 represent an approximately 30% increase over the $4,993,000 posted for 2004.  Salaries and employee benefits increased $770,000 in 2005 over 2004.  Additional locations and balance sheet growth were the factors involved in this substantial increase.  The new business units will quickly grow to support the additional costs.  With the addition of the Rome permanent facility in late 2004 , the Henderson Drive office in mid-2005, and the additional space and equipment for support staff,  occupancy expenses increased approximately $210,000 for the year ended December 31, 2005 when compared to the same period for 2004.  As business volumes grow, so do our processing and personnel costs. The increase in total other operating expenses is directly related to the overall growth of the Bank.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Income Tax

Income tax expense was $954,000 in 2005 as compared to $773,000 in 2004.  The rate of income tax compared to pretax income was 33% in 2005 as compared to 32% in 2004.

Asset/Liability Management

Our objective is to manage assets and liabilities to provide a satisfactory, consistent level of profitability within the framework of established cash, loan, investment, borrowing, and capital policies.  Specific officers are charged with the responsibility for monitoring policies and procedures designed to ensure acceptable composition of the asset/liability mix. Management's overall philosophy is to support asset growth primarily through growth of core deposits of all categories made by local individuals, partnerships, and corporations.

Our asset/liability mix is monitored on a regular basis with a report reflecting the interest rate-sensitive assets and interest rate-sensitive liabilities being prepared and presented to the Bank's Board of Directors on a quarterly basis.  The objective of this policy is to monitor interest rate-sensitive assets and liabilities so as to minimize the impact of substantial movements in interest rates on earnings.  An asset or liability is considered to be interest rate-sensitive if it will reprice or mature within the time period analyzed, usually one year or less. The interest rate-sensitivity gap is the difference between the interest-earning assets and interest-bearing liabilities scheduled to mature or reprice within such time period.  A gap is considered "asset-sensitive" when the amount of interest rate-sensitive assets exceeds the amount of interest rate-sensitive liabilities.  A gap is considered "liability-sensitive" when the amount of interest rate-sensitive liabilities exceeds the interest rate-sensitive assets.  During a period of rising interest rates, a liability-sensitive gap would tend to affect net interest income adversely, while an asset-sensitive gap would tend to result in an increase in net interest income. Conversely, during a period of falling interest rates, a liability-sensitive gap would tend to result in an increase in net interest income, while an asset-sensitive gap would tend to affect net interest income adversely.  If our assets and liabilities were equally flexible and moved concurrently, the impact of any increase or decrease in interest rates on net interest income would be minimal.

A simple interest rate "gap" analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates.  Accordingly, we also evaluate how the repayment of particular assets and liabilities is impacted by changes in interest rates.  Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates.  In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income.  For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates.  Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types may lag behind changes in general market rates.  In addition, certain assets, such as adjustable rate mortgage loans, have features (generally referred to as "interest rate caps and floors") that limit changes in interest rates.  Prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the interest rate gap.  The ability of many borrowers to service their debts also may decrease during periods of rising interest rates.

Changes in interest rates also affect our liquidity position.  We currently price deposits in response to market rates and it is management's intention to continue this policy.  If deposits are not priced in response to market rates, a loss of deposits could occur that would negatively affect our liquidity position.

At December 31, 2005, our cumulative one year interest rate-sensitivity gap ratio was 0.79, or liability-sensitive.  If our assets and liabilities were equally flexible and moved concurrently, the impact of any increase or decrease in interest rates on net interest income would be virtually nonexistent. The current ratio indicates that our balance sheet is responsive to interest rates and can be adjusted quickly to take advantage of several interest rate scenarios.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table sets forth the distribution of the repricing of our interest-earning assets and interest-bearing liabilities as of December 31, 2005, the interest rate-sensitivity gap, the cumulative interest rate-sensitivity gap, the interest rate-sensitivity gap ratio and the cumulative interest rate-sensitivity gap ratio.  The table also sets forth the time periods in which interest-earning assets and interest-bearing liabilities will mature or may reprice in accordance with their contractual terms.  However, the table does not necessarily indicate the impact of general interest rate movements on the net interest margin as the repricing of various categories of assets and liabilities is subject to competitive pressures and the needs of our customers.  The non-maturity deposit portfolio, for example, can reprice in its entirety at any time.  However, rate changes on several types of these deposits happen rarely.  In addition, various assets and liabilities indicated as repricing within the same period may in fact, reprice at different times within such period and at different rates.

	Within	Over Three	Over One	After
	Three	Months To	Year to	Three
	Months	One Year	Three Years	Years	Total
	( Dollars in Thousands)
Interest-earning assets:
Interest-bearing deposits in banks	132	-	-	-	132
Fed funds Sold	725				725
Securities	2,265	-	330	18,550	21,145
Loans	94,633	29,331	47,315	24,719	195,998
Total	97,755	29,331	47,645	43,269	218,000

Interest-bearing liabilities:
Interest-bearing demand deposits	14,229	-	-	-	14,229
Savings & Money Market Deposits	85,305	-	-	-	85,305
Time Deposits	5,403	34,977	26,653	2,618	69,651
Federal Funds Purchased	-	-	-	-	-
Other Borrowings	9,900	8,900	450	10,000	29,250
Subordinated Debentures	3,093	-	-	-	3,093
Total	117,930	43,877	27,103	12,618	#REF!

Interest rate sensitivity gap	(20,175)	(14,546)	20,542	30,651	16,472
Cumulative interest rate sensitivity gap	(20,175)	(34,721)	(14,179)	16,472
Interest rate sensitivity gap ratio	0.83	0.67	1.76	3.43
Cumulative interest rate sensitivity gap ratio	0.83	0.79	0.92	1.08

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SELECTED FINANCIAL INFORMATION AND STATISTICAL DATA

The following tables and schedules set forth certain significant financial information and statistical data with respect to: the distribution of assets, liabilities and stockholders' equity, the interest rates we experience; our investment portfolio; our loan portfolio, including types of loans, maturities, and sensitivities of loans to changes in interest rates and information on nonperforming loans; summary of the loan loss experience and allowance for loan losses; and types of deposits.

INTEREST RATES AND INTEREST DIFFERENTIALS

Average Balance Sheets, Interest and Rates

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

	For the Years Ended December 31,
		2005			2004
		Interest	Weighted		Interest	Weighted
	Average	Income/	Average	Average	Income/	Average
	Balance	Expense	Rate	Balance	Expense	Rate
(Dollars in Thousands)

ASSETS
Interest earning assets:
Interest bearing deposits in banks	$299	$7	2.34%	$171	$3	1.75%
Federal funds sold	2,429	68	2.80%	2,126	30	1.41%
Taxable Investments, amortized cost	15,289	653	4.27%	7,692	339	4.41%
Non-taxable investments, amortized cost	6,052	259	4.28%	5,727	256	4.47%
Loans	178,667	13,448	7.53%	150,704	10,321	6.85%
Total interest earning assets	202,736	$14,435	7.12%	166,420	$10,949	6.58%
Allowance for Loan losses	(2,228)			(2,012)
Other assets	16,804			11,432
Total assets	$217,312			$175,840

LIABILITIES AND STOCKHOLDERS' EQUITY
Interest bearing liabilities:
Deposits:
Demand, including MMDA	$81,808	$2,430	2.97%	$41,349	$650	1.57%
Savings	3,744	53	1.42%	3,176	38	1.20%
Time	77,393	2,745	3.55%	84,004	2,744	3.27%
Federal funds purchased	689	24	3.48%	617	7	1.13%
FHLB advances & other borrowings	20,782	667	3.21%	16,191	332	2.05%
Guaranteed sub debentures	3,093	195	6.30%	3,093	159	5.14%
Total interest bearing liabilities	187,509	$6,114	3.26%	148,430	$3,930	2.65%

Non-interest bearing demand deposits	13,050			12,546
Other liabilities	1,015			629
Stockholders' equity	15,738			14,235
Total liabilities and stockholders' equity	$217,312			$175,840

Net interest income		$8,321			$7,019

Net interest spread			3.86%			3.93%
Net interest margin (TE)			4.17%			4.22%

The table below shows the year-to-date average balance for each category of interest earning assets and interest-bearing liabilities for the indicated periods and the average rate of interest earned or paid thereon.

Non-accrual loans and the interest income which was recorded on these loans, if any, are included in the yield calculation for loans in all periods reported.

(TE) - Tax Equivalent.  Loan fees of $1,014,000 and $894,000 are included in the yields for 2005 and 2004, respectively.

Rate and Volume Analysis

The following table shows a summary of the changes in interest income and interest expense resulting from changes in volume and changes in rates for each major category of interest earning assets and interest-bearing liabilities for 2005 over 2004.  The changes in interest income and interest expense attributable to both volume and rate have been allocated proportionately on a consistent basis to the change due to volume and the change due to rate.

	2005 vs. 2004
	Rate	Volume	Net
	(Dollars in Thousands)
Income from interest-earning assets:
Interest bearing deposits in banks	$1	$3	$4
Federal funds sold	30	8	38
Taxable Investments, amortized cost	(10)	324	314
Non-taxable investments, amortized cost	(11)	14	3
Loans	1,022	2,105	3,127
Total interest income	$1,031	$2,455	$3,486

Expense from interest-bearing liabilities:
Demand, including MMDA	$578	$1,202	$1,780
Savings	7	8	15
Time	235	(234)	1
Federal funds purchased	14	3	17
FHLB advances & other borrowings	188	147	335
Guaranteed sub debentures	36	-	36
Total interest bearing liabilities	$1,059	$1,125	$2,184

NET INTEREST INCOME	$(27)	$1,329	$1,302

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INVESTMENT PORTFOLIO

Types of Investments

Our securities portfolio, consisting of U.S. Government and Agency, mortgage-backed, municipal and restricted equity securities, amounted to $21.1 million at December 31, 2005, a 36% increase from the $15.5 million at December 31, 2004.  Strong growth in the deposit base allowed us to place excess funds into the investment portfolio.  We have not specifically identified any securities for sale in future periods that, if so designated, would require a charge to operations if the market value would not be reasonably expected to recover prior to the time of sale.

The carrying amounts of securities and the corresponding interest yield, which are all classified as available-for-sale, are summarized as follows:

	December 31, 2005

	Amortized	Fair
	Cost	Value
	(Dollars in Thousands)
U.S. Government and agency securities	$8,993	$8,804
Mortgage-backed securities	4,566	4,456
Municipal securities	5,568	5,619
Restricted equity securities	2,265	2,265
	$21,392	$21,144

	December 31, 2004

	Amortized	Fair
	Cost	Value
	(Dollars in Thousands)
U.S. Government and agency securities	$7,223	$7,190
Mortgage-backed securities	478	481
Municipal securities	5,964	6,110
Restricted equity securities	1,706	1,706
	$15,371	$15,487

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Maturities

The amounts of debt securities are shown in the following table according to contractual maturity classifications (1) one year or less, (2) after one through three years, (3) after three through five years and (4) after five years.  Restricted equity securities are not included in the table because they have no contractual maturity.

	December 31, 2005

	Amortized	Fair
	Cost	Value
	(Dollars in Thousands)
One Year or Less	$-	$-
One to Three Years	329	330
Three to Five Years	5,000	4,934
Over Five Years	13,798	13,616
	$19,127	$18,880

LOAN PORTFOLIO

We generally require that loans collateralized by real estate not exceed the collateral values by the following percentages for each type of real estate loan as follows:

One- to four-family residential properties	85%
Construction loans on one- to four-family residential properties	80%
Nonresidential property	80%

For commercial, consumer, and other non-real estate loans, we require collateral commensurate with the repayment ability and creditworthiness of the borrower.

The specific economic and credit risks associated with our loan portfolio, especially the real estate portfolio, include, but are not limited to, a general downturn in the economy which could affect unemployment rates in our market area, general real estate market deterioration, interest rate fluctuations, deteriorated or non-existing collateral, title defects, inaccurate appraisals, financial deterioration of borrowers, fraud, and any violation of banking protection laws.  Construction lending can also present other specific risks to the lender such as whether developers can find builders to buy lots for home construction, whether the builders can obtain financing for the construction, whether the builders can sell the home to a buyer, and whether the buyer can obtain permanent financing.  Currently, real estate values and employment trends in our market area are stable.  However, global uncertainties could negatively impact the local economy.

We attempt to reduce these economic and credit risks not only by adhering to loan to value guidelines, but also by investigating the creditworthiness of the borrower and monitoring the borrower's financial position.  Also, we establish and periodically review our lending policies and procedures.  National banking regulations limit exposure by prohibiting loan relationships that exceed 15% of the Bank's statutory capital.  Because of the Company's capital strength, the Company qualifies for the OCC's pilot lending program, which increases the lending limit to 25% of statutory capital.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Types of Loans

The amounts of loans outstanding at the indicated dates are shown in the following table according to the type of loan.

	2005	2005	2004	2004
	Total	%	Total	%
(Dollars in Thousands)
Commercial, financial and agricultural	$11,014	5.6%	$16,565	9.9%
Real estate - construction	35,408	18.1%	26,353	15.7%
Real estate - mortgage	142,881	72.9%	106,870	63.7%
Consumer, installment and other	6,695	3.4%	17,866	10.7%
	195,998	100.0%	167,654	100.0%
Unearned income	(399)		(321)
Allowance for loan losses	(2,445)		(2,259)
Loans, net	$193,154		$165,074

Maturities and Sensitivities of Loans to Changes in Interest Rates

Total loans as of December 31, 2005 are shown in the following table according to contractual maturity.

	Commercial	Construction	Other	Total
	(Dollars in Thousands)
Within Three Months	$5,871	$24,801	$61,342	$92,014
Over Three Months to One Year	923	7,480	16,888	25,291
Over One Year to Three Years	2,175	3,079	43,181	48,435
Over Three Years	2,045	48	28,165	30,258
	$11,014	$35,408	$149,576	$195,998

The following table summarizes loans at December 31, 2005 with due dates after one year that have predetermined and floating or adjustable interest rates.

(Dollars
in Thousands)
Predetermined interest rates	$31,531
Floating or adjustable interest rates	47,162
$78,693

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Risk Elements

Information with respect to nonaccrual, past due, restructured and other problem loans at December 31, 2005 and 2004 is as follows:

	December 31,
	2005	2004
Nonperforming loans:
Nonaccrual loans	$2,964	$456
Restructured loans	221	253
Other real estate owned	132	247
Total nonperforming loans	3,317	956

Potential problem loans:
Loans 90 days or more past due and still accruing	38	2
Total nonperforming and potential problem loans	$3,355	$958

Nonperforming assets to total loans and other real estate	1.71%	0.57%
Reserve for loan losses to nonperforming loans	72.88%	235.80%

Interest at contracted rates (a)	$124	$37
Interest recorded as income	0	5
Reduction of Interest Income for period	$124	$32

(a) Interest income on nonaccruals that would have beeen recorded, if the loans remained current and in accordance with original terms.

It is our policy to discontinue the accrual of interest income when, in the opinion of management, collection of interest becomes doubtful.  This status is accorded interest when (1) there is a significant deterioration in the financial condition of the borrower and full repayment of principal and interest is not expected and (2) the principal or interest is more than ninety days past due, unless the loan is both well-secured and in the process of collection.

Nonaccrual loans at December 31, 2005 were $2,964,000, compared to $456,000 at  December 31, 2004.  The increase is the result of two large loans for the same customer being placed in nonaccrual status in the second quarter.  These loans are fully collateralized by commercial real estate, and it is Management's belief that no significant loss will occur.

Loans that are classified for regulatory purposes as loss, doubtful, substandard, or special mention that have not been included in the table above do not represent or result from trends or uncertainties that management reasonably expects will materially impact future operating results, liquidity, or capital resources.  These classified loans do not represent material credits about which management is aware of any information that causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SUMMARY OF LOAN LOSS EXPERIENCE

The following table summarizes average loan balances for the year determined using the daily average balances during the year; changes in the allowance for loan losses arising from loans charged off; recoveries on loans previously charged off; additions to the allowance which have been charged to operating expense; and the ratio of net charge-offs during the year to average loans.

	Year Ended December 31,
	2005	2004
	(Dollars in Thousands)
Average amount of loans outstanding	$165,074	$150,704

Balance of allowance for loan losses at beginning of period	2,259	1,866

Loans charged off:
Installment loans	80	278
Real estate-mortgage	-	5
Commercial	-	75
	80	358

Loans recovered:
Installment loans	25	19
Real estate mortgage	3	-
Commercial	17	-
	45	19

Net charge-offs	35	339

Additions to allowance charged to operating expense during year	221	732
Balance of allowance for loan losses at end of year	$2,445	$2,259

Ratio of net loans charged off during the year to average loans outstanding	0.02%	0.22%

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Allowance for Loan Losses

Management continually evaluates its loan loss reserve for adequacy.  In reviewing the historical loss percentages and current risk in the loan portfolio, Management adjusted its reserve adequacy calculation in use for 2005, which contributed to a decrease in the loan loss provision.  Our evaluation considers significant factors relative to the credit risk and loss exposure in the loan portfolio, including past due and classified loans, historical experience, underlying collateral values, and current economic conditions that may affect the borrower's ability to repay.  The allowance for loan losses is evaluated by segmenting the loan portfolio into unclassified and classified loans.  The unclassified loans are further segmented by loan type with an allowance percentage applied to each type in order to establish a general allowance for loan losses.  The allowance percentage determined is based upon the historical loss experience of each loan category.  Further, we allocate a reserve for the loan portfolio in general based on industry standards.  The classified loans, including impaired loans, are analyzed individually in order to establish a specific allowance for loan losses.  This evaluation is inherently subjective, as it requires estimates that are susceptible to significant change.  Ultimately, losses may vary from current estimates and future additions to the allowance may be necessary.  Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses as estimated at any point in time.  Management believes the loan loss reserve is adequate at this time.

As of December 31, 2005 and 2004, our allocations of the allowance for loan losses do not specifically correspond to the categories of loans listed below.   The following table represents our best estimate for the allocation of the allowance for loan losses to types of loans, as of the indicated dates.  The unallocated portion represents excess reserves over our regular reserve calculations.

	December 31, 2005		December 31, 2004
	Amount	Percent of Loans in each category to total loans	Amount	Percent of Loans in each category to total loans
	(Dollars in Thousands)		(Dollars in Thousands)
Commercial, financial and agricultural	$99	5.62%	$199	9.88%
Real estate - construction	$317	18.07%	$264	15.72%
Real estate - mortgage	$1,280	72.90%	$851	63.74%
Consumer, installment and other	$72	3.42%	$290	10.66%
Specific allocation for rated loans	$461	N/A	$426	N/A
Unallocated	$216	N/A	$229	N/A
	$2,445	100%	$2,259	100%

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

DEPOSITS

Average amount of deposits and average rates paid thereon, classified as to noninterest-bearing demand deposits, interest-bearing demand deposits, savings deposits, and time deposits, for the year is presented below.

	December 31, 2005		December 31, 2004
	Average		Average
	Balance (1)	Percent	Balance (1)	Percent
	(Dollars in Thousands)		(Dollars in Thousands)
Noninterest-bearing demand deposits	$13,050	N/A	$12,546	N/A
Interest-bearing demand deposits & MMDA	81,808	2.97%	41,349	1.57%
Savings Deposits	3,744	1.42%	3,176	1.20%
Time Deposits	77,393	3.55%	84,004	3.27%
	$175,995	2.97%	$141,075	2.43%

 (1)   Average balances were determined using the daily average balances during the year.

The amounts of time certificates of deposit issued in amounts of $100,000 or more as of December 31, 2005 are shown below by category, which is based on time remaining until maturity of (1) three months or less, (2) over three through six months, (3) over six through twelve months, and (4) over twelve months.

Three months or less	$1,205
Over three months through six months	3,387
Over six months through twelve months	9,289
Over twelve months	16,207
$30,088